UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Cyanotech Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

Michael A. Davis 1621 Juanita Lane, Tiburon, California 94920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Davis (“Davis”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

462,344 (1)
	8	SHARED VOTING POWER

481,250(2)
	9	SOLE DISPOSITIVE POWER

462,344 (1)
	10	SHARED DISPOSITIVE POWER

481,250 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 12,119 shares held by Davis and 450,225 shares held by the Revocable Trust.

(2) This amount consists of: 31,250 shares held by Davis’ spouse, Johnstone; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nyracai Davis, in the Nyracai Trust; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nettizanne J. Davis, in the Nettizanne Trust; and 300,000 shares held by Skywords, of which Davis is a co-director.

(3) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Janet J. Johnstone (“Johnstone”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

31,250 (1)
	8	SHARED VOTING POWER

312,119(2)
	9	SOLE DISPOSITIVE POWER

31,250 (1)
	10	SHARED DISPOSITIVE POWER

312,119(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 31,250 shares held by Johnstone.

(2) This amount consists of: 12,119 shares held by Johnstone’s spouse, Davis; and 300,000 shares held by Skywords of which Johnstone is a co-director.

(3) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nyracai Davis Irrevocable Trust (the “Nyracai Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nyracai Trust.

(2) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nettizanne J. Davis Irrevocable Trust (the “Nettizanne Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nettizanne Trust.

(2) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rudolf Steiner Foundation, Inc. (“RSF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

917,133
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

917,133
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares of Common Stock beneficially owned by RSF were received by grant or unrestricted gift from Skywords or purchases on its own behalf. The 150,000 of the 917,133 shares reported by RSF as beneficially owned were granted to RSF by Skywords pursuant to a Grant Award, dated March 17, 2017 (the “GA”).

(2) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

450,225 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

450,225 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,225 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Revocable Trust.

(2) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skywords Family Foundation Inc. (“Skywords”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

300,000 (2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

300,000 (2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares acquired by Skywords were acquired by gift.

(2) This amount is held directly by Skywords.

(3) Based on 5,788,887 total shares outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment”) to Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Davis, The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Revocable Trust on September 21, 2016 (the “Original Filing”) and amended on December 20, 2016 (the “First Amendment”) and as further amended on March 17, 2017 (the “Second Amendment” and together with the Original Filing and the First Amendment (the “Schedule 13D”)). The items below modify the information disclosed under the corresponding item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The executive office of the Issuer is located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby replaced as follows:

(a) This Schedule 13D is being filed by the following beneficial owners of Common Stock of the Issuer (each such owner, a “Reporting Person”):

(i)	Davis, an individual, with respect to the Common Stock of the Issuer held by each of: Davis, Johnstone, the Revocable Trust, the Nettizanne Trust, the Nyracai Trust and Skywords;
(ii)	Johnstone, an individual, with respect to the Common Stock of Issuer owned by each of: Johnstone, Davis and Skywords;
(iii)	Nyracai Trust, a trust, with respect to the Common Stock of the Issuer held directly by it;
(iv)	Nettizanne Trust, a trust, with respect to the Common Stock of the Issuer held directly by it;
(v)	Revocable Trust, a revocable trust formed under and governed by the laws of California, with respect to the Common Stock of the Issuer held directly by it;
(vi)	Skywords, a Delaware non-profit, non-stock corporation, with respect to the Common Stock of the Issuer held directly by it; and
(vii)	RSF, a New York not-for-profit corporation, with respect to the Common Stock of the Issuer held directly by it.

As disclosed in the First Amendment, the Charitable Trust distributed all of the Common Stock of the Issuer it beneficially owned to Skywords on December 16, 2016.

(b) The address of Davis, Johnstone, the Revocable Trust, the Nettizanne Trust, the Nyracai Trust and Skywords is: 1621 Juanita Lane Tiburon, California 94920. The address of RSF is 1002 O’Reilly Avenue, San Francisco, CA 94129.

(c)	Davis: a private investor. Johnstone: a private investor. Nyracai Trust: a trust. Nettizanne Trust: a trust. Revocable Trust: a trust.

Skywords: a Delaware not-for-profit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3). Davis and Johnstone serve as the directors, and Davis serves as the sole officer (President).

RSF: a New York not-for-profit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3).

(d) – (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis and Johnstone are citizens of the United States.

Item 3. Source of Funds

Item 3 of the Schedule 13D is hereby supplemented as follows:

All shares of Common Stock of the Issuer beneficially owned by RSF were received by grant or unrestricted gift from Skywords or purchases on its own behalf. The 150,000 of the 917,133 shares reported by RSF as beneficially owned were granted to RSF pursuant to the GA.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

This filing is being made to address comments raised by another shareholder of the Issuer since the Second Amendment, and to further clarify the relationships between the Reporting Persons.

The Second Amendment disclosed the formation of a “group” composed of RSF, Skywords, and Davis within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The group arose as a result of the GA by which Skywords granted 150,000 shares of Common Stock to RSF.

Another shareholder of the Issuer has questioned whether a “group” existed between RSF, Skywords, and/or Davis before the GA.

RSF is a charity described under sections 501(c)(3) and 509(a)(1) of the Internal Revenue Code, and was formed in 1936.

Davis is the current Chairman of the Issuer. He joined the board of the Issuer in 2003, and has been its largest shareholder since 2002. Skywords is a private foundation described under 501(c)(3) of the Internal Revenue Code. Skywords was formed in 2001 and is controlled by Davis. The affiliation between Davis and Skywords has been publicly disclosed, including through the Issuer’s proxy statements, since at least 2007.

As detailed in publicly available documents, Skywords has been a significant supporter of the charitable activities of RSF since at least 2001. As a private foundation, Skywords has an obligation to further charitable purposes, including through providing grants or otherwise supporting the activities of public charities such as RSF. RSF activities supported by Skywords have included remedial education for the developmentally challenged, educational scholarships, teacher training, curriculum development, publishing, agricultural research, agronomy, and education in general, all consistent with work inspired by the early 20th century polymath Rudolf Steiner.

As has been previously disclosed, in 2004, Skywords, RSF, and Tides Foundation (a charity described under sections 501(c)(3) and 509(a)(1) of the Internal Revenue Code) formed Ginungagap Foundation (“Ginungagap”), a supporting organization described under section 509(a)(3) of the Internal Revenue Code, to conduct agricultural research. At that time, Ginungagap was a supporting organization of RSF and Tides Foundation. As of 2013, Tides Foundation withdrew from participation in Ginungagap and currently, in accordance with the provisions of the Internal Revenue Code governing supporting organizations, Ginungagap is supervised and controlled by RSF, which appoints two of Ginungagap’s three directors. Davis serves as the President of Ginungagap, and is the sole board appointee of Skywords.

In 2010, RSF established a Living Capital Fund (the “LCF”) as a fund which makes distributions only to a single identified organization, Filigreen Farm, an agricultural project of Ginungagap. In 2010, 2011, and 2014, Skywords granted shares of the Issuer and cash to the LCF. These grants of shares of the Issuer to a fund in support of agricultural research were both consistent with the charitable missions of RSF and Skywords, and beneficial to the Issuer, given RSF’s broad involvement in the industry of the Issuer and its express public commitment to support long term economic, agricultural, social, and environmental values.

In 2011, as also previously disclosed, Davis learned that the Issuer’s then second largest shareholder, Vitalab of Norway, which was also a large customer of the Issuer, wished to sell its shares of the Issuer, and had inquired with the Issuer’s management about a potential buyer. Davis communicated with Vitalab and put Vitalab in touch with RSF. At or about the same time, Skywords granted $2.5 million in cash to the LCF, with the non-binding recommendation that RSF use some of the cash to purchase Vitalab’s shares of the Common Stock. However, RSF had no agreement with Skywords or Davis, nor obligation to Skywords or Davis, to purchase the shares, to use the grant for any particular purpose including the purchase of shares, nor to return any portion of the grant if a purchase were not consummated. Ultimately, RSF purchased the Vitalab shares for the LCF in May 2011. As a result of this purchase, RSF became the Issuer’s second largest shareholder, as reported in each of the Issuer’s subsequent annual proxy statements.

The terms of the Filigreen Endowment LCF agreement permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the LCF and to request grants from that fund to Ginungagap, but they do not provide Ginungagap the authority to vote or dispose of shares of the Common Stock held by RSF. Ginungagap does not hold any securities of the Issuer. Neither RSF on the one hand nor Davis or Skywords on the other hand has or shares the power to vote or direct the vote of the other’s shares.

Based on the facts and legal relationships described herein, none of Davis, Skywords, or RSF viewed themselves as constituting a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between May 2011 and March 17, 2017. In addition, none of Davis, Skywords, or RSF are aware of a prior circumstance where a grant of cash or stock from one 501(c)(3) charity to another gave rise to a “group” under Section 13(d)(3). However, Davis, Skywords, and RSF also recognize that the determination of whether a group exists involves subjective judgment and interpretation and reasonable observers could come to a different conclusion from what Davis, Skywords, and RSF concluded prior to March 17, 2017.

Therefore, after additional consideration based on, among other factors, (i) Davis’ longstanding relationship with RSF as a donor and supporter; (ii) Davis’ position with Ginungagap and his indirect ability (as one of three directors) to make non-binding recommendations to RSF regarding the LCF; (iii) statements by another shareholder of the Issuer that it believes Davis and RSF should have filed as a “group” prior to March 17, 2017; and (iv) the room for judgment and interpretation present in the language of Exchange Act Section 13(d)(3)(a), Davis, Skywords and RSF file this Amendment to avoid further dispute on this matter as raised by another shareholder of the Issuer, to acknowledge that a reasonable person could conclude that the Reporting Persons could or should have filed as a “group” prior to March 17, 2017, amend their interpretation of the relevant disclosure statute, and change their filing status to that of a “group” as of May 2011.

In response to additional statements by another shareholder of the Issuer, Davis further states that he joined the board of directors of the Issuer in 2003 and, since that time, as a result of his position as one of six or seven directors of the Issuer (the size of the board was increased from six to seven in January 2018), Davis has some ability to influence the Issuer’s overall business strategy through his votes as a director. Davis states that one effect of each of his acquisitions of Common Stock, from the time he became a director through the present, was Davis maintaining his ability to influence the Issuer’s overall business strategy.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 5,788,887 total shares of Common Stock outstanding on August 10, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2018.

(a)

Davis: 943,594 shares (16.3%), which is inclusive of 450,225 shares held directly by the Revocable Trust, 300,000 shares held directly by Skywords, 31,250 shares held directly by Johnstone, 75,000 shares held directly by the Nyracai Trust and 75,000 shares held directly by the Nettizanne Trust.

Skywords: 300,000 shares (5.2%).

RSF: 917,133 shares (15.8%).

Davis, Skywords and RSF as a group: 1,860,727 shares (32.1%).

The GA does not give Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust or the Nettizanne Trust direct or indirect voting, investment or dispositive control over the Common Stock beneficially owned by RSF and as reported herein. Accordingly, each of Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust disclaims any beneficial ownership in any Common Stock beneficially owned by RSF and as reported herein.

(b)	Davis has the sole power to vote and dispose of 462,344 shares with 12,119 shares held directly by Davis and 450,225 shares held directly by the Revocable Trust, of which Davis is the sole trustee.

Davis may be deemed to share the power to vote and dispose of 481,250 shares of Common Stock as follows:

●	31,250 shares of Common Stock held directly by Johnstone, Davis’s spouse;
●	300,000 shares of Common Stock held directly by Skywords, of which Davis is a co-director;
●	75,000 shares held by the Nyracai Trust, of which Davis and Wells Fargo are co-trustees; and
●	75,000 shares held by the Nettizanne Trust, of which Davis and Wells Fargo are co-trustees.

Davis and Johnstone have shared power to vote and dispose of 300,000 shares held by Skywords as Davis and Johnstone are co-directors of Skywords.

Revocable Trust has the sole power to vote and dispose of 450,225 shares, of which Davis is the sole trustee.

RSF has the sole power to vote and dispose of 917,133 shares.

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock of the Issuer held by the Nyracai Trust and the Nettizanne Trust due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company with respect to the Common Stock of the Issuer. Wells Fargo & Company was organized in Delaware.

(c)	The Issuer granted Davis 8,333 shares of restricted Common Stock on August 27, 2018 as part of the annual equity award the Issuer grants to all members of its board of directors.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

I Item 6 of the Schedule 13D is hereby supplemented and amended as follows:

The information set forth in Item 4 of this Agreement is incorporated into Item 6 of the Schedule 13D by reference. The Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented and amended as follows:

Exhibit A – Agreement of Joint Filing, dated October 19, 2018, by and among Davis, Johnstone, RSF, Skywords, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018

Michael A. Davis

By:	/s/ Michael A. Davis
Michael A. Davis

Janet J. Johnstone

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

Rudolf Steiner Foundation, Inc.

By:	/s/ Tim Green
Tim Green
Its:	Assistant Vice President, Rudolf Steiner Foundation

Skywords Family Foundation Inc.

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Director

Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nyracai Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nettizanne J. Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A – Agreement of Joint Filing, dated October 19, 2018, by and among Davis, RSF, Skywords and the Revocable Trust.

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, Michael A. Davis, Janet J. Johnstone, Rudolf Steiner Foundation, Inc., Skywords Family Foundation Inc., Michael Arlen Davis Revocable Trust, Nyracai Davis Irrevocable Trust and Nettizanne J. Davis Irrevocable Trust hereby agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is attached as an exhibit (and any further amendment filed by any two or more of the undersigned). The undersigned acknowledge that each filer shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

This Agreement of Joint Filing may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: October 19, 2018

Michael A. Davis

By:	/s/ Michael A. Davis
Michael A. Davis

Janet J. Johnstone

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

Rudolf Steiner Foundation, Inc.

By:	/s/ Tim Green
Tim Green
Its:	Assistant Vice President, Rudolf Steiner Foundation

Skywords Family Foundation Inc.

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Director

Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nyracai Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nettizanne J. Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee